SUNTRUST MORTGAGE SECURITIZATION, LLC
901 Semmes Avenue
Richmond, VA 23224

February 20, 2008

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-3561

Attention:  John Stickel

Re:           SunTrust Mortgage Securitization, LLC
Registration Statement on Form S-3
File No. 333-148262

Ladies and Gentlemen:

Pursuant to Rule 461(a) of the Securities Act of 1933, as amended, SunTrust Mortgage Securitization, LLC (the “Company”) hereby requests acceleration of effectiveness of the above-referenced Registration Statement on Form S-3, as amended, to 4:00 p.m. on February 22, 2008, or as soon thereafter as practicable.

In connection with this request for effectiveness, the Company acknowledges the following:

(i)	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
(ii)
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii)
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

SUNTRUST MORTGAGE
SECURITIZATION, LLC

By:	/s/ Robert G. Partlow
Name:	Robert G. Partlow
Title:	President

cc:           Kevin J. Buckley, Esq.